SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 27, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 26, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated March 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
March 27, 2008	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Tenth Meeting of the Second Session of the Board of Directors

The tenth meeting (the “Meeting”) of the second session of the Board of Directors of the Company (the “Board”) was held on March 25, 2008 at the conference room located at 31F of the headquarters of the Company. The directors were notified of the Meeting by way of a written notice dated March 10, 2008.

All of the Company’s ten directors attended the meeting. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of China Life Insurance Company Limited.

The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions after sufficient review and discussion:

1. Passed the Proposal on the 2007 Annual Financial Statement and Internal Control Evaluation Report

After review and discussion, the Board passed the 2007 Annual Financial Statements prepared in accordance with PRC Accounting Standards and Hong Kong Financial Reporting Standards respectively, the Financial Statements prepared in accordance with U.S. GAAP and Management’s Report on Internal Control over Financial Reporting to be included in the Form 20-F to be filed with the Securities Exchange Commission (the “SEC”) for the year ended December 31, 2007.

Voting result: 10 for, 0 against, with no abstention

2. Passed the H Share Annual Report for the year ended December 31, 2007

After review and discussion, the Board passed the H Share Annual Report for the year ended December 31, 2007, which includes the report of the Board of Directors, annual results (business review) and management discussion and analysis.

Voting result: 10 for, 0 against, with no abstention

3. Passed the A Share Annual Report for the year ended December 31, 2007

After review and discussion, the Board passed the A Share Annual Report for the year ended December 31, 2007 and the summaries thereof, which include summaries of financial and business data, corporate governance structure, the report of the Board of Directors and other material matters.

Voting result: 10 for, 0 against, with no abstention

4. Passed the Proposal on the Profit Allocation and Cash Dividend Distribution for the Year of 2007

The Board will submit the proposal on the following matters to the Shareholders’ Meeting for approval: in accordance with the PRC Accounting Standards, after the withholding of discretionary surplus reserve which amounts to RMB 2,792 million in total and accounts for 10% of the net profit of the Company for the year of 2007, the Company proposes to distribute cash dividends amounting to RMB 11,871 million to all the shareholders, with a per share value of RMB 0.42, calculated in accordance with the total issued 28,264,705,000 shares.

The 2007 Profit Allocation Plan will not include transfer of capital reserves into the share capital.

Voting result: 10 for, 0 against, with no abstention

5. Passed the Proposal on the Interim Rules on the Management of Compensation of Directors, Supervisors and Officers of the Company

Voting result: 10 for, 0 against, with no abstention

6. Passed the Proposal on the Annual Audit Fees for the Year of 2007 and Engagement of Domestic and International Auditors for the Year of 2008

The Board approved that audit fees to be paid to PricewaterhouseCoopers and PricewaterhouseCoopers HK for 2007 of RMB 66 million and agreed to engage PricewaterhouseCoopers and PricewaterhouseCoopers HK to serve as auditors of the Company for the year of 2008. The Board will seek the approval of the Shareholders’ Meeting to authorize the Board to determine the compensation for the auditors for the year of 2008.

Voting result: 10 for, 0 against, with no abstention

7. Passed the Proposal to Be Submitted to the Shareholders’ Meeting for Authorization to the Board to Issue Shares of the Company

The Board agreed to submit to the 2007 Annual Shareholders’ Meeting for approval of the proposal to authorize the Board, within certain period, to decide according to market conditions and the demands of the Company, whether the Company shall issue, separately or concurrently, domestic shares or shares listed on foreign stock exchanges, with amounts thereof, respectively, not in excess of 20% of the domestic shares or shares listed on foreign stock exchanges that have already been issued by the Company on the date when the resolution of the Annual Shareholders’ Meeting is passed. In accordance with relevant PRC laws and regulations, even if the Board is so authorized, in the event of new domestic shares issuance, the approval of the shareholders’ meeting is still required for issuance of any domestic shares.

Voting result: 10 for, 0 against, with no abstention

8. Passed the Proposal on the Convening of 2007 Annual Shareholders’ Meeting

After review and discussion, the Board passed the Proposal on the Convening of 2007 Annual Shareholders’ Meeting. The notification of the Shareholders’ Meeting will be given separately.

Voting result: 10 for, 0 against, with no abstention

9. Passed the Proposal on the Annual Bonuses for the year of 2007 Based on the Achievements of Targets

Voting result: 10 for, 0 against, with no abstention

10. Passed the Proposal on the Submission of Compensation for Directors and Supervisors to the Shareholders’ Meeting

Independent directors provided their independent consents to the compensation for the directors and supervisors of the Company.

Voting result: 10 for, 0 against, with no abstention

11. Passed the Proposal on the Submission of Compensation for the Senior Management to the Board

Independent directors provided their independent consents to the compensation for the senior management of the Company.

Voting result: 10 for, 0 against, with no abstention

12. Passed the Proposal on the Renewal of Directors & Officers Insurance

Voting result: 10 for, 0 against, with no abstention

13. Passed the Proposal on the Establishment of Financial Management System of the Company

Voting result: 10 for, 0 against, with no abstention

14. Passed on the Proposal on the Amendment of the Working Rules for Independent Directors and Rules of Procedure for the Audit Committee

Voting result: 10 for, 0 against, with no abstention

15. Passed the Proposal on the Self-assessment Report on Internal Control for the Year of 2007

Voting result: 10 for, 0 against, with no abstention

16. Passed the Proposal on Convening the Eleventh Meeting of the Second Session of the Board of Directors

Voting result: 10 for, 0 against, with no abstention

17. Passed the Proposal on the Break of the Upper Limit of 2007 regarding the Asset Management Agreement by CLIC and AMC, and the Amendment to the Upper Limit of 2008

I General information on related party transaction

1.	Introduction of the related party

CLIC is the controlling shareholder of the Company. The predecessor of CLIC is China Life Insurance Company which was established in January 1999 as approved by the State Council. As approved by China Insurance Regulatory Commission, China Life Insurance Company became China Life Insurance (Group) Limited after the restructuring in 2003. Basic information on CLIC is as follows:

(1) Legal representative: Yang Chao

(2) Registered capital: RMB 4.6 billion

(3) Date of incorporation: July 21, 2003

(4) Nature of the Company: a company with limited liability (wholly state-owned)

(5) Address: No. 17, Financial Street, Xicheng District, Beijing

(6) Business cope: engaging in various personal insurance businesses, such as life insurance, health insurance and accident insurance etc.; reinsurance of life insurance; capital operation permitted by PRC laws and regulations or approved by the State Council; various service, consulting and agent businesses relating to personal insurance; other businesses approved by the PRC insurance regulatory agencies.

2.	Introduction of the related party transaction

On December 27, 2005, CLIC and China Life Insurance Asset Management Company Limited (“AMC”) renewed the Asset Management Agreement (the “Agreement”), according to which, AMC agreed to manage the assets entrusted to it by CLIC on a discretionary basis, subject to the investment guidelines and instructions given by CLIC, and proceed securities investment management on CLIC’s behalf. CLIC retained the title of the entrusted assets, and AMC was authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. In consideration of its asset management services provided under the Agreement by AMC, CLIC agreed to pay a service fee at a rate of 0.05% to AMC annually. The service fee shall be calculated on a monthly basis by multiplying the average net asset value (after deducting the capital financed through repurchase and the incurred interest) at the beginning and end of any given month by 0.05%, and then divided by 12. Although the rate of service fee may vary in expressions, the ultimate overall rate for service fee calculated under such renewed agreement is approximately the same as the one calculated under the asset management agreement concluded by the Company and AMC. The renewed agreement will remain effective within the three-year period from January 1, 2006 to December 31, 2008. CLIC and AMC shall discuss the renewal term 90 days before the termination of the Agreement, and the Company shall strictly follow the provisions regarding such renewal under the listing rules.

Set out below is the service fee paid by CLIC to AMC according to the Agreement as of December 31, 2006 and December 31, 2007:

Period	Upper Limit for the Year RMB (million)	Service Fee Paid by CLIC RMB (million)
As of December 31, 2006	94	84
As of December 31, 2007	102	104

Following the completion of the auditing by the external auditor, the Company realized that the upper limit of the service fee actually paid by the Company is slightly in excess of the original upper limit by RMB 2 million, which is due to the active RPC capital market in 2007, significant increase of share price at the A-share market and the change of price calculation methods defined by PRC Enterprise Accounting Standards (2006). Such changes in price calculation methods have an effect on the increase of value of the investment assets under AMC’s management. The active PRC capital market, the significant increase of share price at A-share market and the changes to PRC Enterprise Accounting Standards were unforeseeable to the Company as compared with the historical data and the data then available in 2005.

The Board approved to amend the upper limit of the amount of such related party transaction for the year of 2008. The upper limit for 2008 after such amendment will be RMB 280 million.

The amendment to the upper limit of the service fee for the year of 2008 was primarily due to the active PRC capital market in 2007, significant increase of share prices at the A-share market, and consequently, the increase of the value of the investment assets under the management of AMC changes. It is impossible for the Company to predict such changes when it set the current upper limit two years ago. Due to the volatility of the capital market, it is difficult for the Company to set a suitable upper limit for the service fee in advance. Therefore, the Company wishes to set an amended upper limit for 2008 that should suffice to meet the maximum amount to be paid to AMC in 2008.

II Abstaining of related directors and review by the Board

According to the applicable listing regulations and Articles of Association of the Company, in the process of the Board’s review of this proposal, directors Yang Chao, Wan Feng, Shi Guoqing and Zhuang Zuojin, abstained from the voting of this proposal as related directors.

All the directors (including independent directors) believed that the Company had taken into consideration the historical data and foreseeable increase of scale and portfolio of the assets under the management of AMC when the Company determined the above mentioned upper limit for the year of 2008. The terms under the asset management agreement between CLIC and AMC, the proposed upper limit for 2008 and the amended upper limit of the service fee actually paid of 2007 are fair and reasonable and are beneficial to the interest of the Company and shareholders. In addition, terms under the asset management agreement between CLIC and AMC, the proposed upper limit for 2008 and the amended upper limit of the service fee actually paid of 2007 were entered into in the normal course of business of the Company and are general commercial terms.

Voting result: 6 for, 0 against, with no abstention

18. Passed the Report on the Related Party Transactions of the Year of 2007 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2007

Voting result: 10 for, 0 against, with no abstention

19. Passed the Report on the Internal Auditing and Internal Control

Voting result: 10 for, 0 against, with no abstention

20. Passed the Report on the Establishment of Internal Control Standards

Voting result: 10 for, 0 against, with no abstention

21. The Board also heard the Report on the Performance of Independent Directors in 2007 by Independent Directors

(Proposals under the aforesaid Item 1(other than the Management’s Report on Internal Control over Financial Reporting), Items 4, 5, 6, 7, 10 and the report of the Board of Directors are required to be submitted to the 2007 Annual Shareholders’ Meeting of the Company for discussion and review. At the same time, independent directors will give a performance report at the Shareholders’ Meeting, and the Board will report to the Shareholders’ Meeting on the related party transactions and implementation of rules on the management of the related party transactions. Please see materials for the 2007 Annual Shareholders’ Meeting, which will be published separately, for detailed information on such proposals).

Board of Directors of China Life Insurance Company Limited

March 25, 2008